                                                       EXHIBIT D.7




March 21, 1997


Mr. Robert J. Murphy
Executive Secretary
Department of Public Utility Control
One Central Park Plaza
New Britain, CT 06051

Re:     The Connecticut Light and Power Company
        Application to Issue First and Refunding Mortgage Bonds

Dear Mr. Murphy:

        The Connecticut Light and Power Company ("CL&P" or the "Company"), a public service company within the meaning of Section 16-1 of the General Statutes of Connecticut, Revision of 1958, hereby applies for the Department's approval, pursuant to Section 16-43 of said General Statutes, of the issue and sale by the Company of its first and refunding mortgage bonds (the "Bonds") during the period beginning April 21, 1997 and ending June 30, 1997.

        CL&P is requesting approval to issue and sell Bonds, as follows: (i) up to $200 million in principal amount of Bonds to be used for "new money" purposes, which is generally the repayment of short-term borrowings; and (ii) up to $313.75 million in principal amount of Bonds to secure its obligations to repay borrowings under a revolving credit agreement; provided, however, the aggregate principal amount of Bonds to be issued and outstanding at any one time will not exceed $430 million.

        The Company adopts in support of this application the written testimony and exhibits listed in Appendix I hereto. This application, the written testimony and exhibits listed in Appendix I hereto set forth all the documents required to be filed by the Company and which the Company deems necessary and desirable to support the granting of this application.

        The following information is supplied as part of this application:

        A. The exact legal name of the applicant and its principal place of business:

               The Connecticut Light and Power Company
               107 Selden Street
               Berlin, Connecticut 06037

        B. The Company is a corporation specially chartered by the General Assembly of the State of Connecticut.

        C. The name, title, address and telephone number of the attorney or other person to whom correspondence or communications in regard to this application are to be addressed:

           John B. Keane
           Vice President and Treasurer
           The Connecticut Light and Power Company
           c/o Northeast Utilities Service Company
           P.O. Box 270
           Hartford, Connecticut  06141-0270
           (860) 665-3541

    and

           Jane P. Seidl, Esq.
           Senior Counsel
           The Connecticut Light and Power Company
           c/o Northeast Utilities Service Company
           P.O. Box 270
           Hartford, Connecticut  06141-0270
           (860) 665-5051

    The Company respectfully requests the approval of the Department pursuant to said Section 16-43 of the General Statutes of Connecticut of the issue(s) and sale(s) of the Bonds as set forth herein. To meet its financing needs, the Company requests approval by April 21, 1997.

    Enclosed herewith are one (1) original and ten (10) copies of this application, together with prepared testimony and exhibits.

                                  Very truly yours,

                                  THE CONNECTICUT LIGHT AND POWER COMPANY



                                  By__/s/ John B. Keane____________________
                                     John B. Keane
                                     Vice President and Treasurer
                                     The Connecticut Light and Power Company


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                                                                 Exhibit A


TESTIMONY OF JOHN B. KEANE



Q. Will you please state your position with The Connecticut Light and Power Company (CL&P or the Company)?

A. I am Vice President and Treasurer of the Company. I am also Vice President and Treasurer of Northeast Utilities Service Company (the Service Company) and of Northeast Utilities.

Q.      Will you please state the relationship of the Service Company to CL&P?

A. The Service Company is a system service company that provides, among other things, financial planning services to the affiliated companies of the NU system. The applicant in this proceeding, CL&P, together with Public Service Company of New Hampshire, Western Massachusetts Electric Company, North Atlantic Energy Corporation and Holyoke Water Power Company, are the largest operating companies in this system. As the Treasurer of the Service Company, I have participated in the financial planning for each of these operating companies, including CL&P.

Q. Will you please describe the application that is the subject of this hearing?

A. The Company is requesting the Department's approval to issue first and refunding mortgage bonds in the aggregate principal amount of up to $430 million (the Bonds) on or before June 30, 1997. Of this amount, CL&P requests approval to issue up to $313.75 million in principal amount of Bonds to secure its obligations to repay borrowings under its 1996 revolving credit agreement with banks. CL&P also requests approval to issue and sell for cash up to $200 million in principal amount of Bonds for the purpose of repaying short-term borrowings and other purposes as described more fully below. Whether CL&P issues Bonds as security to repay revolving credit borrowing, or issues and sells Bonds for cash, or does both, the aggregate principal amount of Bonds to be issued and outstanding at any one time will not exceed $430 million.

                                         USE OF PROCEEDS


New Money
Q. How will the Company use the net proceeds from the sale(s) of the Bonds?

A. Up to $200 million of the proceeds from the issue and sale of the Bonds would be used to repay short-term borrowings (consisting of bank loans, commercial paper and system company money pool borrowings), which were incurred or are expected to be incurred to finance the Company's maturing debt, sinking fund requirements and for general working capital purposes, including costs associated with the current outages at the Millstone nuclear units. The Company generally refers to this type of proceeds as "new money" and, accordingly, the bonds to be issued for the purposes set forth above are referred to herein as New Money Bonds.

        The Company had no short-term borrowings outstanding as of December 31, 1996. Attached as Exhibit B.6 is a forecast of the Company's "new money" financing requirements during the time period covered by this application.

Security for Revolving Credit Agreement

Q. Please briefly describe the parameters of the Company's 1996 revolving credit agreement.

A. After a lengthy negotiation and syndication process, a total of twelve banks committed to a three-year revolving credit facility totaling $313.75 million on November 21, 1996 (the Revolving Credit Agreement). In addition to the Company, which can borrow up to the entire amount available under the Revolving Credit Agreement, certain other companies in the NU system may borrow funds under the facility. The facility is currently unsecured and the Company may choose from among a number of variable interest rate modes for each borrowing. The lenders from which CL&P may borrow funds under the Revolving Credit Agreement are collectively referred to herein as the Banks.

Q. Why is the Company seeking authority to secure its borrowings under the Revolving Credit Agreement at this time?

A. In light of the Company's recent nuclear difficulties at the Millstone plants, and the financial impacts resulting from increased costs associated with the current nuclear outages, the Company forecasts that it will not be able to meet certain financial covenants required by the
        Revolving Credit Agreement.    In response to the Company's  requests
        for amendments to the agreement so that the Company's access to funds to meet its needs continues in effect, the Banks are seeking security to support the Company's obligations to repay balances that might be outstanding from time to time under the Revolving Credit Agreement and the interest and facility fees relating thereto. Because the Revolving Credit Agreement is an important element in enabling the Company to maintain its financial flexibility and its ability to meet unanticipated needs for working capital funds, the Company has been working closely with the Banks to fulfill their request.

        As the Banks have indicated that first mortgage bonds would be acceptable as a form of security, the Company is seeking authorization from the Department to issue a new series of Bonds in an aggregate principal amount of up to $313.75 million (which is the total available commitments to the Company under the Revolving Credit Agreement) to secure the Company's principal, interest and facility fees under such agreement (the Collateral Bonds). Upon issuance of the Collateral Bonds, the Banks will receive the benefit of a first mortgage lien on substantially all of the Company's physical property and franchises, including the Company's generating stations (but not its interest in the four regional Yankee nuclear plants) and its transmission and distribution facilities, pari passu with other outstanding first mortgage bonds.

Q. Has the Company issued first mortgage bonds in the past to secure other financial obligations?

A. Yes. In the January 15, 1997 Decision relating to the Application of The Connecticut Light and Power Company for Approval of Financing of Pollution Control Facilities (Reopened), Docket No. 96-03-26, the Department granted the Company's request to, among other things, issue a new series of bonds in the aggregate principal amount of $62 million as security to replace a note issued by the Connecticut Development Authority and a second mortgage on the Company's interest in Millstone
        1.  Those bonds were issued on January 23, 1997.

        In addition, in the December 13, 1989 Decision relating to the Application of The Connecticut Light and Power Company for Approval of Financing of Pollution Control Bonds, Docket No. 89-11-12, the Department approved the issuance of a new series of first mortgage bonds in the aggregate principal amount of $20 million to secure the Company's borrowing from the Industrial Development Authority of the State of New Hampshire of the proceeds of its issuance of pollution control revenue bonds. Those bonds were issued on December 21, 1989.

Q. Did the Company consider any alternatives to securing the Revolving Credit Agreement with first mortgage bonds?

A. Yes, however, the Company's current financial condition is such that the Banks' willingness to amend the Revolving Credit Agreement is dependent on the availability of security in the form of first mortgage bonds.

                                FINANCING REQUIREMENTS


Q. Does CL&P expect to meet its remaining 1997 financing requirements solely through the sale of the Bonds?

A. No. In addition to the sale of Bonds, the Company expects that its financing requirements will be met through the internal generation of funds and by the continued utilization of a nuclear fuel trust, bank notes, sales of accounts receivable and borrowings under the NU system money pool. Exhibit B.6 provides the detail on the Company's financing requirements, internal generation of funds and financing sources.

                                   SALES PROCESS


Q. Will you please describe the process by which the New Money Bonds will be sold?

A. Yes. The Company expects to sell the New Money Bonds either in a public offering, through direct negotiations with underwriters, or through a private placement, depending on which is determined to be the most beneficial at the time of sale. At present, if the Company remains eligible to sell the New Money Bonds under a Form S-3 registration statement as described below, the Company believes it would issue and sell the New Money Bonds in a public offering through direct negotiations with underwriters. However, if the Company is not eligible to use a Form S-3 registration statement, the Company believes it is likely that the issue and sale of the New Money Bonds could be accomplished in a more timely manner and on more favorable terms through a private placement whereby the terms of the New Money Bonds (including the price and the interest rate) would be negotiated with one, or a limited group of, institutional investors, through an investment banking firm hired to manage that private placement. The Company believes that either of these scenarios, both of which involve negotiation of the terms of the New Money Bonds, would result in more favorable terms than if the New Money Bonds were to be sold in a competitively bid public offering because of the adverse publicity surrounding the operation of the Company's nuclear plants and the need to ensure that purchasers of the Bonds are well-informed and educated as to the advantages of the New Money Bonds notwithstanding the near-term nuclear concerns.

Q. Will you please describe the process by which the Collateral Bonds will be issued?

A. Yes. The Company will cause to be issued to Citibank, N.A., as collateral agent for the Banks, a series of Bonds created for the purpose of securing the Company's principal, interest and facility fee obligations under the Revolving Credit Agreement in a principal amount of up to $313.75 million. Certain terms of the Collateral Bonds, other than as specifically set forth in the Company's Application and herein, will be negotiated between the Company and the Banks prior to issuance of the Bonds.

                             DESCRIPTION OF THE BONDS


Q.      Will you please describe the Bonds proposed to be offered for sale?

A. CL&P proposes to issue and sell, in one or more offerings, up to a total of $430 million aggregate principal amount of Bonds. Of this amount, up to $200 million can be used for "new money" purposes, which is generally to repay short-term borrowings and other purposes described above. The remaining amount, up to $313.75 million, can be used only to secure the Company's repayment obligations under the Revolving Credit Agreement. The New Money Bonds would be designated as the "First and Refunding Mortgage ____% Bonds," followed by the year of sale and a sequentially lettered series. The first series of New Money Bonds to be issued will be designated the "First and Refunding Mortgage __% Bonds, 1997 Series A." The first series of Collateral Bonds to be issued will be designated the "First and Refunding Mortgage Collateral Bonds," followed by the year of sale and a sequentially lettered series.

        The New Money Bonds will have a maturity of not more than five years. The Collateral Bonds will have a term of not more than three years; it is anticipated that the term(s) of the Collateral Bonds issued to secure the Company's borrowings will reflect the term of the underlying credit obligation. The interest rate and the price, exclusive of accrued interest, if any, to be paid to CL&P (which shall not be less than 98% nor more than 100% of the principal amount thereof) for the New Money Bonds will be determined through negotiation, as described above. The Collateral Bonds will bear interest in such amounts as is sufficient to pay all interest on advances made to the Company under the Revolving Credit Agreement and the related facility fee.

        The Bonds will be issued under the Indenture of Mortgage and Deed of Trust dated as of May 1, 1921, between CL&P and Bankers Trust Company, Trustee, as amended and supplemented (the Indenture), and as to be further supplemented in the case of each series of the Bonds, by a supplemental mortgage indenture (the Supplemental Mortgage Indenture). All outstanding bonds are secured equally and ratably by the direct first mortgage lien of the Indenture on substantially all of the properties and franchises owned by the Company.

Q.      Please describe the redemption provisions applicable to the Bonds.

A. The redemption schedule for the New Money Bonds will be determined at the time of the offering based on market conditions and investor requirements at the proposed time of issuance for each series. In the past, it has been customary for the Company to issue a series of bonds with provisions prohibiting redemption at the applicable general redemption price prior to a date approximately five years after issuance. Bonds issued with maturities of five or fewer years have not been refundable throughout the life of the bonds.

        While the Company may issue series of bonds with similar terms in the future, market conditions may enable the Company to achieve additional cost savings through the issuance of series of Bonds with shorter maturities and/or more restrictive redemption provisions. In order to enable the Company to design a redemption schedule that is most favorable to the Company while still being acceptable to the financial markets, the Company is requesting the flexibility to determine the redemption schedule through negotiation with underwriters or other purchasers.

Q. Is a copy of the Supplemental Mortgage Indenture, which sets out the terms of each series of the Bonds, filed with this Department?

A. A copy of the Form of the Supplemental Mortgage Indenture to be completed at the time of sale is filed herewith as Exhibit B.1.

Q.      Do you contemplate any other changes in the terms of the Bonds?

A. Due to favorable market conditions, the Company has in recently issued series been able to minimize the impact of two burdensome Indenture provisions. The Company has not been required to reset the restriction on its ability to pay dividends. Also, the Company has negotiated terms that will, in the future, eliminate the annual sinking and improvement fund which requires it to annually give the Trustee property or cash equal to one percent of the bonds outstanding. The Company is uncertain if future market conditions will continue to provide such opportunities.

                                  SEC JURISDICTION


Q. Does the Securities and Exchange Commission (SEC) have jurisdiction over the issuance and sale of the Bonds?

A. Yes. The Company is subject to the jurisdiction of the SEC under the Public Utility Holding Company Act of 1935, as amended (the 1935 Act). However, as long as the Company complies with Rule 52 under the 1935 Act, which includes a requirement that the Department approve the issue and sale of the Bonds, no approval of the issue and sale of the Bonds is required under that Act.

        In addition, the Company will file one or more registration statements, on Form S-3 or other appropriate form, with the SEC under the Securities Act of 1933, as amended (the 1933 Act), which will allow it to offer the New Money Bonds for sale pursuant to a public offering, as permitted by Rule 415 under the 1933 Act. A draft of the Registration Statement for the New Money Bonds is filed herewith as Exhibit B.4.
        The prospectus, in substantially the form of the prospectus contained in the Registration Statement for the New Money Bonds, will be used as the basic prospectus in connection with the solicitation of offers for the New Money Bonds in a negotiated public offering if the Company's securities ratings make it eligible to use Form S-3. At the present time, the Company's Bonds are rated investment grade, which is a requirement for utilizing Form S-3.. The interest rate, maturity, principal amount, initial public offering price, redemption prices, other terms with respect to the New Money Bonds and a description of the underwriting arrangements will be added to the prospectus contained in the Registration Statement by prospectus supplements after such terms have been determined.

        If the ratings of the Company's Bonds are downgraded and if the Company determines that it would be advantageous to proceed with a public issue of the New Money Bonds under those circumstances, then the Company would register the New Money Bonds on Form S-1. A Form S-1 registration statement is considerably more detailed and complex, as it does not rely on the incorporation of previously filed SEC documents by reference, as does Form S-3. The additional expense of preparing an S-1 is a factor that the Company would consider under those circumstances in weighing the advisability of such an issuance.

        If the Company were to issue any portion of the New Money Bonds in a private placement, an offering memorandum containing essentially similar information to that required to be set forth in a registration statement would be prepared and distributed to potential purchasers.

        A copy of the Company's annual report to the SEC on Form 10-K for the twelve months ended December 31, 1996 which is to be incorporated by reference into the Registration Statement, will be filed as Exhibit F promptly after filing with the SEC (currently scheduled for March 21,
        1997). A copy of NU's most recent proxy statement is filed herewith as Exhibit C and copies of NU's 1996 annual report to shareholders and CL&P's 1996 report to shareholders will be filed as Exhibits D and E, respectively, promptly after the filing of such reports with the SEC.

        As the Collateral Bonds are not being sold publicly or privately, but are being issued solely as security for repayment of credit borrowings, no registration statement or private placement memorandum will be distributed in connection with the issuance of such bonds.

                                ADDITIONAL INFORMATION

Q. Are copies of the offering papers proposed to be used in connection with the proposed sale of the Bonds filed with the Department?

A. The proposed form of Underwriting Agreement for the New Money Bonds is filed herewith as Exhibit B.3. It is expected that if the New Money Bonds are issued in a private placement, the purchase agreement will have terms which are similar to those set forth in the form of Underwriting Agreement.

Q. Have the issue and sale of the Bonds been approved by the Company's Board of Directors?

A. Yes. The Board of Directors adopted initial resolutions approving the proposed issue and sale of the Bonds on March 10, 1997. Certified copies of the resolutions are filed herewith as Exhibit B.1.

Q.      Have you provided financial statements of the Company?

A. The December 31, 1996 (Annual Report to Shareholders) financial statements will be filed as Exhibit E promptly after the filing of such report with the SEC.

Q. Have you prepared exhibits that show the effect of the proposed new financings on the balance sheet and income statements of this Company?

A. Yes. Exhibit B.5 includes a balance sheet, income statement, statement of retained earnings capital structure and explanation of pro forma adjustments for the twelve months ended December 31, 1996 (preliminary) for CL&P , which are adjusted to reflect the issuance of $430 million of Bonds. The Company's final December 31, 1996 financial statements will be included in Exhibit E when they are filed.

        The pro forma adjustments reflect the issuance of $200 million of Bonds at an assumed interest rate of 7.75 percent and secured short-term borrowings of $230 million.

Q. Have you prepared statements to show the estimated expenses to be paid by the Company in connection with the proposed issue of the Bonds?

A.      Yes.  The statements are included herein as Exhibit B.7.

Q. Are you requesting, as the Company did in Dockets 92-10-21 and 94-07-16, a change from prior procedures to enable the Company to issue the Bonds within defined limits without the need for a reopening of this docket?

A. Yes, but only with respect to the Collateral Bonds. The practice prior to 1993 had been for the Company to request that the Department reopen the docket for a hearing and special meeting to address the terms of new securities on the day the securities are priced (the Pricing Date). This practice restricted the Company's ability to move quickly in rapidly-changing interest and dividend rate environments and created unnecessary administrative burdens for the Company and the Department. In Dockets 92-10-21 and 94-07-16, the Department authorized the Company to issue and sell bonds within certain parameters without a reopening of the docket and special meeting..

        The Company submits that continued authorization to use the more flexible authority granted in Dockets 92-10-21 and 94-07-16 is still in the public interest in connection with the issue of Collateral Bonds due to the nature of such bonds. The Collateral Bonds will be issued as evidence of the Company's indebtedness to repay loans from the Banks. These Bonds will be issued in a principal amount not to exceed the principal amount of funds available to the Company under the Revolving Credit Agreement, which is $313.75 million, and will bear interest in such amounts as is sufficient to pay interest, and the related facility fee, on all advances made under the Revolving Credit Agreement. If conditions arise under which the Company would seek to issue Collateral Bonds upon terms other than as proposed herein, the Company will request a reopening of the docket, a hearing and a special meeting. The Company believes that the issuance of Collateral Bonds to secure its credit obligations as proposed herein is prudent and the commencement of a hearing on a pricing date and the request for approval of the specific terms of the Collateral Bonds by the Department are not necessary in connection with such issuance.

        The Company proposes that a reopening of the docket for a hearing and special meeting not be required for the Company to issue Collateral Bonds under this application so long as the following parameters are met:

        1. The Collateral Bonds will have a maturity of not less than one nor more than three years.

        2.     The Collateral Bonds will be issued on or before June
               30, 1997.

        3. The Collateral Bonds will bear interest in such amounts as is sufficient to pay interest and the related facility fee on all advances made under the Revolving Credit Agreement.

        4. The Company will file with the Department within two days of the closing relating to the issuance of Collateral
               Bonds:

               a.      The principal amount, date of issuance
                       and years to maturity of the issue;

               b.      Redemption provisions and any other
                       features of the Collateral Bonds; and

               c.      Estimated issuance costs.

Q. What procedures does the Company propose to follow in connection with the issuance of the New Money Bonds?

        As the Company expects to negotiate the terms of the New Money Bonds with underwriters or other investors, the Company will request that the Department reopen the docket for a hearing and special meeting to address such terms on the date the New Money Bonds are priced. As explained above, this is the practice that was followed by the Company prior to 1993 for public offerings.

Q.      Does that complete your testimony, Mr. Keane?

A. Yes. I have nothing further to offer at this time. At the reconvened hearing on the day of the pricing for the New Money Bonds, the Company will present evidence with respect to the results of negotiation regarding the issuance and sale of the New Money Bonds.

                    THE CONNECTICUT LIGHT AND POWER COMPANY


                                   APPENDIX 1


                             Testimony and Exhibits
                        filed as part of Application to
               Issue and Sell First and Refunding Mortgage Bonds


A. Testimony of John B. Keane, Vice President and Treasurer of The Connecticut Light and Power Company.

B.  Exhibits to Testimony

        1.     Draft of Supplemental Mortgage Indenture.

        2.     Form of Resolutions of Board of Directors of The
               Connecticut Light and Power Company approving issue and sale of Bonds, to be adopted on March 7, 1997.

        3.     Draft of Underwriting Agreement for the Bonds.

        4.     Draft of Registration Statement on Form S-3 for the Bonds.

        5.     The Connecticut Light and Power Company Pro Forma
               Financial Statements reflecting issuance of $430 million of Bonds.

        6.     The Connecticut Light and Power Company external "New
               Money" Financing Requirements, six months ending June 30, 1997.

        7. Estimated expenses to be incurred by The Connecticut Light and Power Company for Bond issue.

C.  1996 Proxy Statement of Northeast Utilities.

D.  1996 Annual Report to Shareholders of Northeast Utilities.

E.  1996 Annual Report to Shareholders of The Connecticut Light and Power
    Company.

F. 1996 Form 10-Ks of The Connecticut Light and Power Company and Northeast Utilities.